SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) NYSE (New York)	AMBV4 – Preferred AMBV3 – Common ABV – Preferred ABVc – Common

AMBEV AND CERVECERIA REGIONAL TO COMBINE THEIR BUSINESSES IN VENEZUELA

São Paulo and Caracas, August 20, 2010 – Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] and Cerveceria Regional S.A. (“Regional”) announced today that they have agreed to enter into a transaction to combine their business activities in Venezuela.

The combination will create a stronger and more dynamic player in Venezuela, which is South America’s 2nd largest beer market.  The transaction will also create a number of opportunities to leverage both companies’ complementary geographic footprint in the country and to share best practices.

“This transaction will bring together the heritage of Regional, Venezuela’s oldest brewery, with that of Brahma, which dates back to 1888 in Brazil.  We are very excited to have AmBev as our partner to continue growing our business in Venezuela. We are committed to the long-term success of the companies and to serving the local communities in which we operate”, said Cristina Pieretti, President of Regional.

“The combination of Brahma Venezuela and Regional will represent a new chapter in AmBev’s continued commitment to Venezuela, which began in 1994 through the launch of Brahma locally.  We are looking forward to working with the Regional team to build on the combined brand portfolios of Regional Light, Brahma and Zulia and bring further innovation to the Venezuelan beer market”, said Ricardo Moreira, AmBev’s VP for Hispanic Latin America.

At closing, Regional’s controlling shareholders are expected to own an 85% interest in the combined venture and AmBev will own the remaining 15%, which may be increased to up to 20% over the next four years.

This transaction is subject to customary conditions.  AmBev and Regional expect closing to occur in 2010.

About AmBev Venezuela
AmBev Venezuela has been in operation in the country since 1994. The company’s current product portfolio includes: Brahma, Brahma Light, Zulia and Cardenal. Currently, its manufacturing unit is located in the city of Barquisimeto in Lara State and direct distribution centers are located in Caracas, Occidente, Centro, Oriente and Porlamar.

About Regional
Cervecería Regional has been operating since 1929, with a solid tradition of producing beer for the Venezuelan market. Regional is widely recognized for the quality of its products and its innovation in the industry. Its manufacturing units are located in Maracaibo and Cagua with direct distribution centers throughout the country.  The company’s current product portfolio includes: Regional Light, Regional Draft and Pilsen.

Advisors
AmBev was advised on this transaction by Debevoise & Plimpton LLP.

Regional was advised on this transaction by Athelera LLC and Cravath, Swaine & Moore LLP.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer